EXHIBIT 8.1

LIST OF SIGNIFICANT SUBSIDIARIES

1.	Lorenzo Jewelry Limited, a Hong Kong corporation

2.	ENZO International Holdings Limited, a BVI corporation

3.	ENZO Jewelry Inc., a BVI corporation

4.	Wheels Bound Investments Limited, a BVI corporation

5.	Lorenzo Crystal Ltd., a Hong Kong corporation

6.	Lorenzo (Shenzhen) Co., Ltd., a PRC corporation

7.	Wonderful Jewelry (Shenzhen) Co., Ltd., a PRC corporation

8.	Shanghai Enzo Diamond Co., Ltd., a PRC corporation

9.	Shanghai Wanmei Jewelry Co., Ltd., a PRC corporation

10.	Lorenzo Heng Tong Jewellery (Shenzhen) Co., Ltd., a PRC corporation